

June 10, 2014

Via E-Mail
Mr. Randall C. McMullen, Jr.
President and Chief Financial Officer
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 1910
Houston, Texas 77042

> **Re:**   **C&J Energy Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-35255**

Dear Mr. McMullen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis, page 34

Our Operating Segments, page 36

1.   We note your disclosures explaining that your hydraulic fracturing business consists of "more than 300,000 total horsepower capacity" and accounted for nearly 59% of your revenues in 2013. We see references to horsepower deployed and changes in utilization, also disclosure indicating transition in the terms under which services are generally provided as "legacy term contracts" expire.

Please expand your disclosure to clarify the following points.

- Describe the manner by which you define capacity and utilization and quantify utilization for each period.

- Indicate the extent to which your measures of utilization represent revenue generating activity, or include idle horsepower dedicated to projects and not available for deployment to other customers.

- Explain how measures of horsepower correlate with the equipment utilized and the number of units involved; also indicate the standard or range of horsepower typically dedicated to a project.

- Clarify whether the instances of deployment mentioned constitute incremental capacity, utilization, or both.

2. Please similarly address these aspects of capacity and utilization in your discussion of other business activities, such as coiled tubing and other well stimulation services, and wireline services.

Financial Statements

Note 1 – Organization, Nature of Business and Summary of Significant Accounting Policies, page 63

3. We note your disclosure referencing C&J International B.V. and C&J International Middle East FZCO and understand from disclosures on pages 8, 26 and 35 that you may have established these subsidiaries as part of your effort to commence operations in the Middle East. Please modify the information in your Exhibit 21 as necessary to comply with Item 601(b)(21) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief